ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-273755

Ingersoll Rand Inc.

5.197% Senior Notes due 2027 (the “2027 Notes”)
5.176% Senior Notes due 2029 (the “2029 Notes”)
5.314% Senior Notes due 2031 (the “2031 Notes”)
5.450% Senior Notes due 2034 (the “2034 Notes”)
5.700% Senior Notes due 2054 (the “2054 Notes”)

Pricing Term Sheet
May 7, 2024

This supplement (this “Pricing Term Sheet”) is qualified in its entirety by reference to the preliminary prospectus supplement dated May 6, 2024 (the “Preliminary Prospectus Supplement”) supplementing the base prospectus dated August 7, 2023 (the “Base Prospectus”) included in the registration statement (File No. 333-273755) filed with the Securities and Exchange Commission (the “SEC”). The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement and Base Prospectus to the extent inconsistent with the information contained therein. Terms used but not defined in the Pricing Term Sheet will have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	Ingersoll Rand Inc.

Principal Amount:	2027 Notes: $700,000,000 2029 Notes: $750,000,000 2031 Notes: $500,000,000 2034 Notes: $750,000,000 2054 Notes: $600,000,000

Offering Format:	SEC-Registered

Maturity Date:	2027 Notes: June 15, 2027 2029 Notes: June 15, 2029 2031 Notes: June 15, 2031 2034 Notes: June 15, 2034 2054 Notes: June 15, 2054

Coupon (Interest Rate):	2027 Notes: 5.197% 2029 Notes: 5.176% 2031 Notes: 5.314% 2034 Notes: 5.450% 2054 Notes: 5.700%

Yield to Maturity:	2027 Notes: 5.197% 2029 Notes: 5.176% 2031 Notes: 5.314% 2034 Notes: 5.457% 2054 Notes: 5.728%

Spread to Benchmark Treasury:	2027 Notes: +55 bps 2029 Notes: +70 bps 2031 Notes: +85 bps 2034 Notes: +100 bps 2054 Notes: +113 bps

Benchmark Treasury:	2027 Notes: 4.500% due April 15, 2027 2029 Notes: 4.625% due April 30, 2029 2031 Notes: 4.625% due April 30, 2031 2034 Notes: 4.000% due February 15, 2034 2054 Notes: 4.750% due November 15, 2053

Benchmark Treasury Yield:	2027 Notes: 4.647% 2029 Notes: 4.476% 2031 Notes: 4.464% 2034 Notes: 4.457% 2054 Notes: 4.598%

Price to Public:
2027 Notes: 99.992% of the principal amount
2029 Notes: 99.993% of the principal amount
2031 Notes: 99.992% of the principal amount
2034 Notes: 99.938% of the principal amount
2054 Notes: 99.591% of the principal amount
In each case, plus accrued interest, if any, from May 10, 2024

Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing December 15, 2024

Interest Record Dates:	June 1 and December 1

Par Call Date:
2027 Notes: May 15, 2027 (the date that is one month prior to the maturity date of the 2027 Notes)
2029 Notes: May 15, 2029 (the date that is one month prior to the maturity date of the 2029 Notes)
2031 Notes: April 15, 2031 (the date that is two months prior to the maturity date of the 2031 Notes)
2034 Notes: March 15, 2034 (the date that is three months prior to the maturity date of the 2034 Notes)
2054 Notes: December 15, 2053 (the date that is six months prior to the maturity date of the 2054 Notes)

Special Mandatory Redemption:
The 2027 Notes, the 2029 Notes and the 2031 Notes are subject to special mandatory redemption as described in the preliminary prospectus supplement. The 2034 Notes and the 2054 Notes will not be subject to the special mandatory redemption.

Optional Redemption:
Prior to the applicable Par Call Date, the Issuer may redeem the Notes of a series at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)
(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes of such series matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus (i) 10 basis points in the case of the 2027 Notes, (ii) 15 basis points in the case of the 2029 Notes, (iii) 15 basis points in the case of the 2031 Notes, (iv) 15 basis points in the case of the 2034 Notes, (v) 20 basis points in the case of the 2054 Notes less (b) interest accrued thereon to the date of redemption, and

	(2)	100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

On or after the applicable Par Call Date, the Issuer may redeem the Notes of a series at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

Change of Control Offer:
If a Change of Control Triggering Event (as defined in the Preliminary Prospectus Supplement) occurs with respect to a series of Notes, the Issuer will be required, subject to certain conditions, to offer to repurchase the Notes of such series at a purchase price equal to 101% of their principal amount (or such higher amount as the Issuer may determine), plus accrued and unpaid interest to the date of repurchase.

Trade Date:	May 7, 2024

Settlement Date*:	May 10, 2024 (T+3)

CUSIP / ISIN:	2027 Notes: 45687V AC0 / US45687VAC00 2029 Notes: 45687V AD8 / US45687VAD82 2031 Notes: 45687V AE6 / US45687VAE65 2034 Notes: 45687V AF3 / US45687VAF31 2054 Notes: 45687V AG1 / US45687VAG14

Joint Book-Running Managers:
BofA Securities, Inc.
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
Deutsche Bank Securities Inc.
BNP Paribas Securities Corp.
HSBC Securities (USA) Inc.
Standard Chartered Bank
TD Securities (USA) LLC

Senior Co-Managers:	PNC Capital Markets LLC Barclays Capital Inc. ING Financial Markets LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.

Expected Ratings**:	Moody’s: Baa2 (Stable) S&P: BBB (Stable) Fitch: BBB (Positive)

*It is expected that delivery of the Notes will be made against payment for the Notes on or about May 10, 2024, which will be the third business day following the date hereof (this settlement cycle being referred to as T+3). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day before the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuer has filed a registration statement, including a base prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and preliminary prospectus supplement if you request it toll free by calling BofA Securities, Inc. toll-free at (800) 294-1322, Citigroup Global Markets Inc. toll-free at (800) 831-9146, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, J.P. Morgan Securities LLC collect at (212) 834-4533 or Mizuho Securities USA LLC toll-free at (866) 271-7403.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.